UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

     Q2 2021 Earnings Presentation    August 3, 2021

 DISCLAIMER  Forward Looking StatementsThis presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.Investors should read the section entitled "Item 3.D—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our Annual Report for the fiscal year ended December 31, 2020, filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.Forward-looking statements include, but are not limited to, statements relating to: expected value, payments and closing timelines for investments; business synergies from investments; equity investment and project growth strategy; accretive investment opportunities; strategic business alternatives to ensure optimal company value; estimated returns and cash available for distribution (“CAFD”) estimates, including CAFD per share growth strategy and targets, CAFD estimates per currency, geography and sector, including as a result of project debt refinancing; net corporate leverage based on CAFD estimates; debt refinancing; the quality of our long-term contracts; self-amortizing project debt structure and related debt reduction; the use of non-GAAP measures as a useful predicting tool for investors; the possibility to extend asset life; cost improvements from debt refinancing; dividends; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2020 filed on Form 20-F.The CAFD and other guidance incorporated into this presentation are estimates as of March 1, 2021. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published its 2020 Financial Results. Atlantica disclaims any current intention to update such guidance, except as required by law. Non-GAAP Financial Information This presentation also includes certain non-GAAP financial measures, including Adjusted EBITDA including unconsolidated affiliates, Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and CAFD. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures (including CAFD and Adjusted EBITDA) in this presentation provides useful information to investors.In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA including unconsolidated affiliates by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

 Key Messages    Q2 2021 dividend of $0.43 per share      +12.9% year-over-year CAFD growth in H1 2021 up to $109.9 million    Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 25).    $400 million Green Notes successfully closed in May, extending part of our corporate debt maturities from 2025 to 2028      Closed two previously announced investments:Coso, a renewable plant in the US with 19-year average remaining PPA life49% equity interest in a wind portfolio in the US

     US $ in millions     2021    2020    ∆ Reported    ∆ Excluding FX impact & non-recurrent project3  Revenue    611.2    465.7    +31.2%    +13.5%  Adjusted EBITDA incl. unconsolidated affiliates1    404.2    380.1    +6.3%    +1.4%   Margin2    66%    82%          CAFD    109.9    97.3    +12.9%      HIGHLIGHTS12.9% CAFD Growth in H1 2021  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 25).Adjusted EBITDA Margin including unconsolidated affiliates is defined as Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 27).Compared to the first half of 2020 on a constant currency basis and adjusted for the consolidation of a non-recurrent Rioglass solar project.  First Half

 Includes 49% of the US Wind Portfolio production since its acquisition. Includes curtailment in wind assets for which we receive compensation. Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for the US Wind Portfolio for which we have included our 49% interest.GWh produced includes 30% share of the production from Monterrey.Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating.  WATER  RENEWABLES  TRANSMISSION LINES          EFFICIENT NATURAL GAS & HEAT      H1 2021    H1 2020  Availability4  99.7%    102.0%  Mft3 in operation2  17.5    17.5    H1 2021    H1 2020  GWh produced1  1,984    1,482  MW in operation2  2,018    1,551    H1 2021    H1 2020  GWh produced3  1,043    1,268  Availability4  99.4%    101.7%  MW in operation5  398    343    H1 2021    H1 2020  Availability4  99.9%    99.9%  Miles in operation  1,166    1,166  KEY OPERATIONAL METRICSSteady Operational Performance

 Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 25).Consolidated cash as of June 30, 2021 decreased by $182.2 million vs December 31, 2020 including FX translation differences of $(4.8) million.  CASH FLOWOperating Cash Flow  US $ in millions   2021    2020  Adjusted EBITDA incl. unconsolidated affiliates1  404.2    380.1  Share in Adjusted EBITDA of unconsolidated affiliates  (7.6)    (7.5)  Net interest and income tax paid  (163.7)    (131.0)  Variations in working capital   20.4    (84.0)  Non-monetary adjustments and other  (7.0)    (9.2)  OPERATING CASH FLOW  246.3    148.4                  INVESTING CASH FLOW  (327.0)    16.8  FINANCING CASH FLOW   (96.7)    71.9  Net change in consolidated cash2  (177.4)    237.1  First Half

Q2 2021 Earnings Presentation

Atlantica Sustainable Infrastructure

NET DEBT

Corporate Leverage

NET DEBT POSITION[1]

US $ in millions	As of **Jun. 30, 2021**	As of **Dec. 31, 2020**
Corporate Net Debt[2]	941.8	658.5
Project Net Debt[3]	4,771.1	4,704.3

3.4x

Corporate net debt / CAFD pre corporate debt service[4]

(1) Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.
(2) Corporate Net Debt defined as indebtedness where Atlantica Sustainable Infrastructure plc. is the primary obligor minus cash and cash equivalents held at Atlantica Sustainable Infrastructure plc.
(3) Project Net Debt is defined as indebtedness where one of our project subsidiaries is the primary obligor minus cash and cash equivalents held by our project subsidiaries.
(4) Net corporate leverage is calculated as corporate net debt divided by midpoint 2021 CAFD guidance before corporate debt service.

7

 STRATEGIC UPDATEGrowth Strategy Update  Asset  Sector  Geography  Investment  Transaction Closed  Coso      $170 million1    US Wind Portfolio      $198 million        Closing Acquisitions as Expected   (1) Total investment was $170 million, including $130 million in equity value and $40 million paid in July 2021 to reduce project debt.

 Appendix    Q2 2021 Results Presentation

 HIGHLIGHTSPerformance by Sector and Region  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 25).Adjusted EBITDA Margin including unconsolidated affiliates is defined as Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 27).Includes Revenue and Adjusted EBITDA of a non-recurrent Rioglass solar project.  WATER  H1 2021  H1 2020  ∆  27.5  15.6  +76%  19.5  12.9  +51%  71%  83%    RENEWABLES  H1 20213  H1 2020  ∆  471.6  344.7  +37%  295.0  275.1  +7%  63%  80%    EFFICIENT NAT. GAS & HEAT  H1 2021  H1 2020  ∆  58.5  52.0  +13%  47.2  47.8  (1)%  81%  92%    TRANSMISSION LINES  H1 2021  H1 2020  ∆  53.6  53.4  +0%  42.5  44.3  (4)%  79%  83%        By Sector  US $ in millions  Revenue  Adjusted EBITDA incl. unconsolidated affiliates1  Margin2  EMEA    NORTH AMERICA    H1 2021  H1 2020  ∆  178.8  157.9  +13%  134.9  142.6  (5)%  75%  90%    SOUTH AMERICA    H1 20213  H1 2020  ∆  354.0  232.8  +52%  209.1  177.7  +18%  59%  76%    By Region  US $ in millions  Revenue  Adjusted EBITDA incl. unconsolidated affiliates1  Margin2    H1 2021  H1 2020  ∆  78.4  75.0  +5%  60.2  59.8  +1%  77%  80%

Q2 2021 Earnings Presentation

Atlantica Sustainable Infrastructure

LIQUIDITY AND DEBT MATURITIES SUMMARY

Healthy Balance Sheet and Strong Liquidity

Strong Liquidity and No Significant Corporate Debt Maturities in the Short-term

Corporate Liquidity

$523 million

Corporate Debt Maturities[1]

~5.8 years average maturity[2] of current corporate debt


600
500
400
300
200
100
0
523
83
19
2
2
105
341
162
394
Corporate Liquidity3
Corporate Cash 4
2021
2022
2023
2024
2025
2026
2027
2028

- **Revolving Credit Facility (RCF)'s maturity in December 2023.** Limit is $450.0 million, of which $440.0 million are available as of June 30, 2021
- **$523 million** available **liquidity**, out of which $83.2 million is corporate cash as of June 30, 2021

(1) Corporate Debt Maturities as of June 30, 2021. Corporate Debt is the indebtedness where Atlantica Sustainable Infrastructure plc. is the primary obligor.
(2) Weighted average maturity of debt outstanding as of June 30, 2021.
(3) Corporate Liquidity means cash and cash equivalents held at Atlantica Sustainable Infrastructure plc as of June 30, 2021, plus available capacity under the Revolving Credit Facility as of June 30, 2021.
(4) Corporate Cash corresponds to cash and cash equivalents held at Atlantica Sustainable Infrastructure plc as of June 30, 2021.

11

 CORPORATE DEBT DETAILSCorporate Debt as of June 30, 2021No significant maturities in the short term  Exchange rates as of June 30, 2021 (EUR/USD = 1.1858).Amounts include principal amounts outstanding, unless stated otherwise.As of June 30, 2021, letters of credit with face value in an amount equal to $10 million were outstanding and $440 million were available under the RCF. Total RCF limit of $450 million.Other facilities include the commercial paper program, accrued interest payable and other debts.  US $ in millions1    Maturity    Amounts2  Credit Facilities  (RCF)3  2023    -    (Other facilities)4  2021 – 2025    24.5  Green Exchangeable Bond5    2025    103.4  Green Senior Secured Notes6(€ denominated)    2026    340.9  2020 NIFA7 (€ denominated)    2027    162.2  Green Senior Notes8     2028    394.0  Total        1,025.1  (5) Senior unsecured notes dated July 17, 2020, exchangeable into ordinary shares of Atlantica, cash, or a combination of both, at Atlantica’s election.Senior secured notes dated April 1, 2020, of €290 million.2020 NIFA refers to the senior unsecured note facility dated July 8, 2020, of €140 million.Green Senior Unsecured Notes dated May 18, 2021, of $400 million.

 Exchange rates as of June 30, 2021 (EUR/USD = 1.1858) and December 31, 2020 (EUR/USD = 1.2216).Restricted cash is cash which is restricted generally due to requirements of project finance agreements.  US $ in millions1  As of June 302021    As of Dec. 312020  Corporate cash at Atlantica  83.2    335.2  Existing available revolver capacity  440.0    415.0  Total Corporate Liquidity  523.2    750.2          Cash at project companies  603.1    533.3   - Restricted2  292.2    279.8   - Other  310.9    253.5  LIQUIDITYLiquidity Position

 STRATEGIC UPDATEGreen Senior Notes Issued in May 2021  $400 million raised  Issue  Green Senior Unsecured Notes  Amount  $400 million  Use of Proceeds  Full prepayment of the NIFA 2019 and financing of the acquisition of Eligible Green Assets  Interest rate  4.125% coupon  Maturity  June 15, 2028  Closing  May 18, 2021  Issue Ratings  BB+ (S&P) / BB+ (Fitch)    4th Green Financing    Part of our corporate debt maturity extended from 2025 to 2028

       Weighted Average Life  Project debt term  (2) Regulation term in the case of Spain and Chile TL3.    PPAs with predefined prices for ~16 years on average1     Refinancing opportunities could increase CAFD in earlier years    Possibility to extend life in many assets (excluding ATN and ATS)    Tails in most assets after debt amortization  Contract term2  LONG-TERM STABLE CASH FLOWPortfolio of Assets  Represents weighted average years remaining as of June 30, 2021 including closed acquisitions as of August 3, 2021.

 Key principle: non-recourse project financing in ring-fenced subsidiaries100% project debt self-amortizing progressively before the end of the contracted lifeLow interest rate risk, with +90% of interest rates fixed or hedged    ~$1.9B planned debt reduction in the next 5 years  FINANCING Self-Amortizing Project Debt Structure as of Dec. 31, 2020

Q2 2021 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter

Key Financials US $ in thousands	1Q19	2Q19	3Q19	4Q19	2019	1Q20	2Q20	3Q20	4Q20	2020	1Q21	2Q21
Revenues	**221,452**	**283,338**	**293,373**	**213,289**	**1,011,452**	**210,403**	**255,344**	**302,987**	**244,526**	**1,013,260**	**235,190**	**375,985**
Adj. EBITDA incl. unconsolidated affiliates	**181,106**	**229,352**	**247,668**	**163,429**	**821,555**	**165,962**	**214,107**	**240,958**	**175,096**	**796,123**	**170,070**	**234,165**
Adj. EBITDA margin (%)	*81.8%*	*80.9%*	*84.4%*	*76.6%*	*81.2%*	*78.9%*	*83.9%*	*79.5%*	*71.6%*	*78.6%*	*72.3%*	*62.2%*
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	(2,017)	(2,043)	(3,062)	(3,229)	(10,351)	(3,553)	(3,959)	(3,943)	(3,013)	(14,468)	(3,298)	(4,295)
Adjusted EBITDA	**179,089**	**227,309**	**244,606**	**160,200**	**811,204**	**162,409**	**210,148**	**237,015**	**172,083**	**781,655**	**166,772**	**229,870**
Dividends from unconsolidated affiliates	-	-	26,945	3,498	30,443	5,120	5,262	9,758	2,106	22,246	8,799	4,431
Non-monetary items	(14,632)	(7,729)	(10,288)	(4,783)	(37,432)	(4,334)	(3,683)	(5,327)	(8,289)	(21,633)	(6,177)	(3,018)
Net interest and income tax paid	(13,925)	(129,405)	(24,339)	(131,845)	(299,514)	(11,436)	(119,517)	(31,625)	(124,661)	(287,239)	(30,663)	(133,066)
Principal amortization of indebtedness net of new indebtedness at projects	(15,176)	(93,935)	(22,115)	(123,568)	(254,794)	(14,898)	(75,301)	(18,963)	(151,260)	(260,422)	(22,693)	(97,278)
Deposits into/withdrawals from debt service accounts[1]	21,461	25,564	(52,463)	4,721	(717)	32,921	17,605	8,844	27,807	87,177	(26,576)	26,383
Change in non-restricted cash at project companies[1]	(61,445)	69,866	(58,847)	119,707	69,281	(50,467)	31,257	(94,192)	34,784	(78,618)	(63,265)	39,833
Dividends paid to non-controlling interests	-	(5,105)	(18,978)	(5,156)	(29,239)	(4,915)	(9,246)	(6,833)	(1,950)	(22,944)	(4,215)	(7,395)
Changes in other assets and liabilities	(50,253)	(37,183)	(38,792)	27,271	(98,957)	(66,842)	(6,808)	(46,724)	100,843	(19,531)	29,255	(1,103)
Cash Available For Distribution (CAFD)	**45,119**	**49,382**	**45,729**	**50,045**	**190,275**	**47,558**	**49,717**	**51,953**	**51,463**	**200,691**	**51,237**	**58,657**
Dividends declared[2]	39,625	40,641	41,657	41,657	163,579	41,657	42,673	42,673	46,491	173,494	47,643	47,658
# of shares[3]	100,217,260	101,601,662	101,601,662	101,601,662		101,601,662	101,601,662	101,601,662	110,691,722		110,797,738	110,833,204
DPS (in $ per share)	**0.39**	**0.40**	**0.41**	**0.41**	**1.61**	**0.41**	**0.42**	**0.42**	**0.42**	**1.67**	**0.43**	**0.43**
Debt details US $ in millions												
Project debt	5,076.4	4,997.4	4,931.3	4,852.3	4,852.3	4,777.2	5,007.6	5,281.2	5,237.6	5,237.6	5,200.2	5,374.2
Project cash	(546.7)	(469.0)	(568.5)	(496.8)	(496.8)	(535.3)	(510.1)	(602.2)	(533.3)	(533.3)	(624.6)	(603.1)
Net project debt	**4,529.6**	**4,528.4**	**4,362.8**	**4,355.6**	**4,355.6**	**4,241.9**	**4,497.5**	**4,679.0**	**4,704.3**	**4,704.3**	**4,575.6**	**4,771.1**
Corporate debt	697.5	689.6	686.4	723.8	723.8	807.3	837.0	959.7	993.7	993.7	965.3	1,025.1
Corporate cash	(107.9)	(107.0)	(73.2)	(66.0)	(66.0)	(154.9)	(278.7)	(186.7)	(335.2)	(335.2)	(434.2)	(83.2)
Net corporate debt	**589.7**	**582.6**	**613.2**	**657.8**	**657.8**	**652.4**	**558.3**	**773.0**	**658.5**	**658.5**	**531.1**	**941.8**
Total net debt	**5.119.3**	**5,111.0**	**4,976.0**	**5,013.3**	**5,013.3**	**4,894.4**	**5,055.8**	**5,452.0**	**5,362.9**	**5,362.8**	**5,106.7**	**5,713.0**
Net Corporate Debt/CAFD pre corporate interests[4]	**2.5x**	**2.5x**	**2.7x**	**2.9x**	**2.9x**	**2.4x**	**2.3x**	**3.3x**	**3.0x**	**3.0x**	**2.6x[5]**	**3.4x**

(1) "Deposits into/ withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior periods have been recalculated to conform this presentation.
(2) Dividends are paid to shareholders in the quarter after they are declared.
(3) Number of shares outstanding on the record date corresponding to each dividend.

(4) Ratios presented are the ratios shown on each earnings presentation.
(5) For net corporate leverage ratio calculation purposes, corporate net debt as of March 31, 2021, was calculated proforma including the payment of $170m total investment ($130m equity investment paid in April 2021 plus additional $40m paid in July 2021 to reduce debt.

17

Q2 2021 Earnings Presentation

HISTORICAL FINANCIAL REVIEW

Segment Financials by Quarter

Revenue (US $ in thousands)	1Q19	2Q19	3Q19	4Q19	2019	1Q20	2Q20	3Q20	4Q20	2020	1Q21	2Q21
by Geography												
NORTH AMERICA	60,441	104,095	109,378	59,052	332,965	59,283	98,648	109,757	63,233	330,921	60,585	118,216
SOUTH AMERICA	33,493	35,597	36,671	36,447	142,207	35,654	39,375	36,990	39,441	151,460	38,308	40,043
EMEA	127,518	143,646	147,325	117,790	536,280	115,466	117,321	156,240	141,852	530,879	136,297	217,726
by Business Sector												
RENEWABLES	156,817	223,269	229,742	151,261	761,090	150,793	193,881	234,556	173,859	753,089	166,691	304,934
EFF. NATURAL. GAS & HEAT	34,009	27,689	31,193	29,390	122,281	26,403	25,629	28,086	30,912	111,030	28,408	30,097
TRANSMISSION LINES	24,867	26,231	25,926	26,429	103,453	26,608	26,787	25,834	26,813	106,042	26,614	26,975
WATER	5,759	6,149	6,511	6,209	24,629	6,599	9,047	14,511	12,942	43,099	13,477	13,979
Total Revenue	**221,452**	**283,338**	**293,373**	**213,289**	**1,011,452**	**210,403**	**255,344**	**302,987**	**244,526**	**1,013,260**	**235,190**	**375,985**

Adj. EBITDA incl. unconsolidated affiliates	1Q19	2Q19	3Q19	4Q19	2019	1Q20	2Q20	3Q20	4Q20	2020	1Q21	2Q21
by Geography												
NORTH AMERICA	50,870	96,293	108,198	51,881	307,242	52,661	89,954	95,879	40,871	279,365	40,287	94,574
	84.2%	92.5%	98.9%	88.8%	92.3%	88.8%	91.2%	87.4%	64.6%	84.4%	66.5%	80.0%
SOUTH AMERICA[1]	28,212	29,252	30,293	27,589	115,346	28,422	31,380	29,947	30,275	120,024	29,943	30,279
	84.2%	82.2%	82.6%	75.6%	81.1%	79.7%	79.7%	81.0%	76.8%	79.2%	78.2%	75.6%
EMEA	102,024	103,807	109,177	83,959	398,968	84,879	92,773	115,132	103,950	396,734	99,840	109,312
	80.0%	72.3%	74.1%	71.3%	74.4%	73.5%	79.1%	73.7%	73.3%	74.7%	73.3%	50.2%
by Business Sector												
RENEWABLES	123,484	177,910	192,168	110,517	604,079	113,670	161,415	181,788	119,412	576,285	115,857	179,174
	78.7%	79.7%	83.6%	73.1%	79.4%	75.4%	83.3%	77.5%	68.7%	76.5%	69.5%	58.8%
EFF. NATURAL GAS & HEAT	30,476	23,826	27,983	26,915	109,200	24,462	23,303	27,479	25,762	101,006	23,182	24,039
	89.6%	86.1%	89.7%	91.6%	89.3%	92.6%	90.9%	97.8%	83.3%	91.0%	81.6%	79.9%
TRANSMISSION LINES	21,650	21,936	21,548	20,524	85,658	21,922	22,423	21,702	21,225	87,272	21,203	21,319
	87.1%	83.6%	83.1%	77.6%	82.7%	82.4%	83.7%	84.0%	79.2%	82.3%	79.7%	79.0%
WATER	5,496	5,680	5,969	5,473	22,619	5,908	6,966	9,989	8,697	31,560	9,828	9,633
	95.4%	92.4%	91.7%	88.1%	91.8%	89.5%	77.0%	68.8%	67.2%	73.2%	72.9%	68.9%
Total Adj. EBITDA incl. unconsolidated affiliates[1]	**181,106**	**229,352**	**247,668**	**163,429**	**821,556**	**165,962**	**214,107**	**240,958**	**175,096**	**796,123**	**170,070**	**234,165**
	81.8%	80.9%	84.4%	76.6%	81.2%	78.9%	83.9%	79,5%	71.6%	78.6%	72.3%	62.3%

18

(1) Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates.

Q2 2021 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Performance Indicators

Capacity in operation (at the end of the period)		1Q19	2Q19	3Q19	4Q19	2019	1Q20	2Q20	3Q20	4Q20	2020	1Q21	2Q21
RENEWABLES[1]	(MW)	1,496	1,496	1,496	1,496	1,496	1,496	1,551	1,551	1,551	1,551	1,591	2,018
EFFICIENT NAT. GAS & HEAT[2]	(MW)	300	300	343	343	343	343	343	343	343	343	343	398
TRANSMISSION LINES	(Miles)	1,152	1,152	1,152	1,166	1,166	1,166	1,166	1,166	1,166	1,166	1,166	1,166
WATER[1]	(Mft³/day)	10.5	10.5	10.5	10.5	10.5	10.5	17.5	17.5	17.5	17.5	17.5	17.5

Production / Availability		1Q19	2Q19	3Q19	4Q19	2019	1Q20	2Q20	3Q20	4Q20	2020	1Q21	2Q21
RENEWABLES[3]	(GWh)	581	1,071	1,048	536	3,236	526	957	1,125	636	3,244	606	1,377
EFFICIENT NAT. GAS & HEAT[4]	(GWh)	383	483	615	694	2,090	644	624	664	642	2,574	542	501
	(availability %)[5]	87.1%	89.9%	101.5%	101.4%	95.0%	102.4%	100.9%	103.8%	101.2%	102.1%	98.3%	100.1%
TRANSMISSION LINES	(availability %)[5]	99.9%	100.0%	99.9%	100.0%	100.0%	99.9%	99.9%	100.0%	100.0%	100.0%	100.0%	99.9%
WATER	(availability %)[5]	99.8%	100.6%	103.6%	100.1%	101.2%	101.8%	102.2%	101.1%	95.4%	100.1%	97.5%	101.9%

(1) Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for the US Wind Portfolio for which we have included our 49% interest.
(2) Includes 43 MW corresponding to our 30% share in Monterrey since August 2, 2019, and 55 MWt corresponding to thermal capacity from Calgary District Heating since May 14, 2021.
(3) Includes 49% of the US Wind Portfolio production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
(4) Major maintenance overhaul held in Q1 and Q2 2019 in ACT, as scheduled, which reduced production and electric availability as per the contract. GWh produced includes 30% of the production from Monterrey since August 2, 2019.
(5) Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.

19

       1Q19  2Q19  3Q19  4Q19  2019    1Q20  2Q20  3Q20  4Q20  2020    1Q21  2Q21                                     US     15.2%  39.8%  35.2%  16.3%  26.6%    18.2%  37.5%  35.2%  17.6%  27.1%    18.0%  38.6%   Chile2    -  -  -  -  -    -  27.9%  29.8%  38.2%  24.0%    28.4%  20.9%   Spain     12.1%  26.7%  27.2%  6.7%  18.2%    8.0%  22.1%  28.6%  8.3%  16.8%    9.1%  24.8%   Kaxu    48.7%  27.8%  27.5%  45.4%  37.3%    28.9%  8.6%  26.8%  44.7%  27.3%    38.9%  26.9%                                   Uruguay3     33.0%  36.3%  40.9%  38.0%  37.2%    34.6%  40.8%  40.6%  42.8%  39.7%    32.6%  38.3%  SOLAR      Historical Capacity Factors1  Capacity factor ratio represents actual electrical energy output over a given period of time to the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.Includes Chile PV 1 since Q2 2020 and Chile PV 2 since Q1 2021.Includes curtailment production in wind assets for which we receive compensation.   HISTORICAL FINANCIAL REVIEWCapacity Factors  WIND

Q2 2021 Earnings Presentation

Atlantica
Sustainable Infrastructure

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

Portfolio Breakdown Based on Estimated CAFD[1]

CURRENCY[2]

>90% Denominated in USD

SECTOR



- 73% Renewable
- 13% Efficient Natural Gas
- 11% Transmission Lines
- 3% Water

GEOGRAPHY



- 44% North America
- 35% Europe
- 13% South America
- 8% RoW

INTEREST RATES AND INFLATION

~ 90%

Of long-term interest **rates in projects** are **fixed or hedged**[2]

Escalation factors included in contracts


49%
37%
14%
% of CAFD1

- Indexed to inflation or formula based on inflation
- Indexed to a fixed number
- Not indexed

(1) Based on CAFD estimates for the 2021-2025 period, including the acquisitions announced as of August 3, 2021. See "Disclaimer – Forward Looking Statements".
(2) Including the effect of currency hedges.

21

Q2 2021 Earnings Presentation

Atlantica Sustainable Infrastructure

AT A GLANCE

Sizeable and Diversified Asset Portfolio[1]

As of June 30, 2021

	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING[2]	YEARS IN CONTRACT LEFT	CURRENCY
RENEWABLE ENERGY	Solana		100%	USA (Arizona)	280 MW	APS	A-/A2/A-	22	USD
	Mojave		100%	USA (California)	280 MW	PG&E	BB-/WR/BB	18	USD
	Chile PV 1		35%	Chile	55 MW	n/a	n/a	n/a	USD [5]
	Chile PV 2		35%	Chile	40 MW	n/a	n/a	n/a	USD [5]
	Solaben 2/3		70%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	16/16	EUR [4]
	Solacor 1/2		87%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	16/16	EUR [4]
	PS 10/20		100%	Spain	31 MW	Kingdom of Spain	A/Baa1/A-	11/13	EUR [4]
	Helioenergy 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	15/15	EUR [4]
	Helios 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	16/16	EUR [4]
	Solnova 1/3/4		100%	Spain	3x50 MW	Kingdom of Spain	A/Baa1/A-	14/14/14	EUR [4]
	Solaben 1/6		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	17/17	EUR [4]
	Seville PV		80%	Spain	1 MW	Kingdom of Spain	A/Baa1/A-	15	EUR [4]
	Kaxu		51%	South Africa	100 MW	Eskom	BB-/Ba2/BB-[3]	14	ZAR
	Elkhorn Valley		49%	USA (Oregon)	101 MW	Idaho Power Company	BBB/A3/--	7	USD
	Prairie Star		49%	USA (Minnesota)	101 MW	Great River Energy	--/A3/A-	7	USD
	Twin Groves II		49%	USA (Illinois)	198 MW	Exelon Generation Co.	BBB-/Baa2/BBB	5	USD
	Lone Star II		49%	USA (Texas)	196 MW	EDPR	Not rated	2	USD
	Palmatir		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[3]	13	USD
	Cadonal		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[3]	13	USD
	Melowind		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[3]	15	USD
	Coso		100%	USA (California)	135 MW	SCPPA & two CCAs[6]	Investment grade[6]	19	USD
	Mini-Hydro		100%	Peru	4 MW	Peru	BBB+/A3/BBB+	12	USD [5]
EFFICIENT NAT. GAS & HEAT	ACT		100%	Mexico	300 MW	Pemex	BBB/Ba3/BB-	12	USD [5]
	Monterrey		30%	Mexico	142 MW	Industrial Customers	Not rated	17	USD [5]
	Calgary		100%	Canada	55 MWt	22 High quality clients[7]	~41% A+ or higher[7]	20	CAD

(1) Includes closed acquisitions as of August 3, 2021.
(2) Reflects the counterparties' issuer credit ratings issued by S&P, Moody's and Fitch, respectively, as of August 2, 2021.
(3) For Kaxu, it refers to the credit rating of the Republic of South Africa, and for Palmatir, Cadonal and Melowind, it refers to the credit rating of Uruguay, as UTE is unrated.
(4) Gross cash in euros dollarized through currency hedges.
(5) USD denominated but payable in local currency.
(6) Southern California Public Power Authority, with AA- Rating from Fitch, and two Community Choice Aggregators: Silicon Valley Clean Energy and Monterrey Bar Community Power, both with A Rating from S&P.
(7) Diversified mix of 22 high credit quality clients (~41% A+ rating or higher, the rest unrated).

22

 As of June 30, 2021   ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING2  YEARS INCONTRACT LEFT  CURRENCY  TRANSMISSION LINES   ATN    100%  Peru  379 miles  Peru  BBB+/A3/BBB+  20  USD 3    ATS    100%  Peru  569 miles  Peru  BBB+/A3/BBB+  23  USD 3    ATN 2    100%  Peru  81 miles  Minera Las Bambas  Not rated  12  USD 3    Quadra 1/2    100%  Chile  49 miles / 32 miles  Sierra Gorda  Not rated  14/14  USD 3    Palmucho    100%  Chile  6 miles  Enel Generacion Chile  BBB+/WR /A-  16  USD 3    Chile TL3    100%  Chile  50 miles  CNE  A/A1/A-  Regulated  USD 3  WATER  Skikda    34%  Algeria  3.5 Mft3/day  Sonatrach & ADE  Not rated  13  USD 3    Honaine    26%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  16  USD 3    Tenes    51%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  19  USD 3    Includes closed acquisitions as of August 3, 2021.Reflects the counterparties’ issuer credit ratings issued by S&P, Moody’s and Fitch, respectively, as of August 2, 2021.USD denominated but payable in local currency.  AT A GLANCESizeable and Diversified Asset Portfolio1

 NON-GAAP FINANCIAL INFORMATIONReconciliation of Non-GAAP Measures  Our management believes Adjusted EBITDA including unconsolidated affiliates and CAFD are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA and CAFD are widely used by other companies in the same industry. Our management uses Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, our working capital needs;they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; andthe fact that other companies in our industry may calculate Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.EBITDA has been used in this presentation exclusively for the announced acquisition of a wind portfolio in the United States. EBITDA has been calculated as profit/(loss) of the portfolio for the year 2020 after adding back depreciation, amortization, and impairment changes. There were no financing costs or income tax in 2020 in this portfolio.We define Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, profit/(loss) from discontinued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including third party debt service and general and administrative expenses.

Q2 2021 Earnings Presentation

RECONCILIATION

Atlantica
Sustainable Infrastructure

Reconciliation of **Cash Available For Distribution** and **Adjusted EBITDA** to **Profit for the period** attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended June 30, 2021	For the three-month period ended June 30, 2020	For the six-month period ended June 30, 2021	For the six-month period ended June 30, 2020
Profit/(loss) for the period attributable to the Company	**$ 12,343**	**$ 12,340**	**$ (6,829)**	**$ (28,171)**
Profit/(loss) attributable to non-controlling interest	3,207	(267)	11,315	1,979
Loss/(profit) from discontinued operations	480	-	-	-
Income tax	18,641	13,618	33,128	3,471
Share of loss/(profit) of associates carried under the equity method	(1,696)	(2,259)	(2,656)	(1,591)
Financial expense, net	91,560	102,263	172,807	202,797
Operating profit	**$ 124,535**	**$ 125,695**	**$ 207,765**	**$ 178,485**
Depreciation, amortization, and impairment charges	105,335	84,454	188,876	194,073
Adjusted EBITDA	**$ 229,870**	**$ 210,148**	**$ 396,642**	**$ 372,557**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	4,295	3,959	7,592	7,512
Adjusted EBITDA including unconsolidated affiliates[1]	**$ 234,165**	**$ 214,107**	**$ 404,234**	**$ 380,069**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	(4,295)	(3,959)	(7,592)	(7,512)
Dividends from equity method investments	4,431	5,262	13,230	10,382
Non-monetary items	(3,018)	(3,683)	(9,195)	(8,017)
Interest and income tax paid	(133,066)	(119,517)	(163,729)	(130,953)
Principal amortization of indebtedness	(97,278)	(75,301)	(119,971)	(90,199)
Deposits into/ withdrawals from restricted accounts[2]	26,383	17,605	(194)	50,526
Change in non-restricted cash at project level[2]	39,833	31,257	(23,432)	(19,210)
Dividends paid to non-controlling interests	(7,395)	(9,246)	(11,610)	(14,161)
Changes in other assets and liabilities	(1,103)	(6,808)	28,153	(73,650)
Cash Available For Distribution	**$ 58,657**	**$ 49,717**	**$ 109,894**	**$ 97,275**

(1) Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.
(2) "Deposits into/ withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.

25

 RECONCILIATIONReconciliation of Adjusted EBITDA including unconsolidated affiliates to Net Cash Provided by Operating Activities  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.  (in thousands of U.S. dollars)    For the three-month period ended June 30          For the six-month period ended June 30,           2021    2020      2021     2020  Net cash provided by operating activities    $ 99,609     $ 62,722       $ 246,317     $ 148,407   Net interest and income tax paid     133,066     119,517      163,729    130,953  Changes in working capital     (3,451)     24,672      (20,414)    84,005  Other non-cash adjustments and other    646     3,237      7,010    9,192  Adjusted EBITDA    $ 229,870      $ 210,148       $ 396,642     $ 372,557   Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    4,295     3,959      7,592    7,512  Adjusted EBITDA including unconsolidated affiliates1    $ 234,165      $ 214,107       $ 404,234     $ 380,069

Q2 2021 Earnings Presentation

Atlantica
Sustainable Infrastructure

RECONCILIATION

Reconciliation of Adjusted EBITDA Margin including unconsolidated affiliates to Operating Profit Margin

(in thousands of U.S. dollars)	For the three-month period ended June 30,				For the six-month period ended June 30,			
	2021		2020		2021		2020	
Revenue	$	**375,985**	$	**255,344**	$	**611,175**	$	**465,747**
Profit/(loss) for the period attributable to the Company	$	**12,343**	$	**12,340**	$	**(6,829)**	$	**(28,171)**
Profit/(loss) attributable to non-controlling interest		3,207		(267)		11,315		1,979
Loss/(profit) from discontinued operations		480		-		-		-
Income tax		18,641		13,618		33,128		3,471
Share of loss/(profit) of associates carried under the equity method		(1,696)		(2,259)		(2,656)		(1,591)
Financial expense, net		91,560		102,263		172,807		202,797
Operating profit	$	**124,535**	$	**125,695**	$	**207,765**	$	**178,485**
Operating profit margin	%	**33.1**	%	**49.2**	%	**34.0**	%	**38.3**
Depreciation, amortization, and impairment charges		28.0		33.1		30.9		41.7
Adjusted EBITDA margin	%	**61.1**	%	**82.3**	%	**64.9**	%	**80.0**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates		1.1		1.6		1.2		1.6
Adjusted EBITDA Margin including unconsolidated affiliates[1]	%	**62.3**	%	**83.9**	%	**66.1**	%	**81.6**

(1) Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

27

Great West House, GW1, 17th floor,Great West RoadBrentford TW8 9DFLondon (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: August 3, 2021	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer